PAGE  3




            U.S. SECURITIES & EXCHANGE COMMISSION

                  Washington, D. C.  20549

                 SCHEDULE 13D - Amendment #7
          Under the Securities Exchange Act of 1934

                 Massachusetts Fincorp, Inc.
                      (Name of Issuer)

                        Common Stock
                 (Title of Class Securities)

                         57564R-10-8
                       (CUSIP Number)

                       Mark W. Jaindl
            1964 Diehl Court, Allentown, PA 18104
                       (610) 366-1800

             (Name, Address and Telephone Number
               of Person Authorized to Receive
                 Notices and Communications)

                      January 14, 2000
            (Date of Event which Requires Filing
                     of this Statement)

If the filing person has previously filed a statement on
Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d -1(b) (3) or (4), check the following box (     ).

Check the following box if a fee is being  paid with this
statement (   ).  (A fee is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to "file" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.













Cusip No.  57564R-10-8
     1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons:
          Frederick John Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)    X
____________________________________________________________
_________________

     3)   SEC Use Only______
____________________________________________________________
_________________

     4)   Source of Funds  (See Instructions) PF
00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal  Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No XX
 N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US
 U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:   13,948
1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:
    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  13,948
With________________________________________________________
________________

     10)  Shared Dispositive Power:

____________________________________________________________
_________________

____________________________________________________________
______________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 13,948 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes          No XX
 N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
2.55%

____________________________________________________________
_________________

     14)  Type of Reporting Person (See Instructions): IN
N___________________________________________________________
__________________

Cusip No. 57564R-10-8
     1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons:
          Mark Wilson Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only___________
____________________________________________________________
_________________

     4)   Source of Funds:  PF  :    00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US   U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:  30,000  1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  30,000
With________________________________________________________
________________

     10)  Shared Dispositive Power:
_________________________________________
____________________________________________________________
_________________

     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 30,000 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares    Yes     No  XX    N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
5.50%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person (See Instructions): INN
____________________________________________________________
_________________







Cusip No. 57564R-10-8
     1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons:
          Zachary John Jaindl Trust - EIN 23-6956997
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only____________
____________________________________________________________
_________________

     4)   Source of Funds: :   00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US   U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:  7,000  1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  7,000
With________________________________________________________
________________

     10)  Shared Dispositive Power: N/A
____________________________________________________________
_________________
___________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 7,000 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes     No  XX     N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
1.28%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person:  Trust  IN
____________________________________________________________
_________________








Cusip No. 57564R-10-8
     1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons:
          Julianne Katherine Jaindl Trust - EIN - 23-7754111
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only____________
____________________________________________________________
_________________

     4)   Source of Funds: :    00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US   U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:  3,600  1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  3,600
With________________________________________________________
________________

     10)  Shared Dispositive Power: N/A
____________________________________________________________
_________________
___________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 3,600 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes     No  XX     N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
 .66%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person:  Trust  IN
____________________________________________________________
_________________








Item 1.   Security and Issuer      .

      This Schedule 13D filing relates to the common stock, $.01 par value, of Massachusetts Fincorp, Inc., a Massachusetts co-operative bank holding company having its principal business offices at 70 Quincy Avenue, Quincy, Massachusetts 02269 (the "Company").

Item   2.     Identity  and  Background       Identity   and
Background

               No Amendment

Item 3.   Source and Amount of Funds or other Consideration

     No Amendment

Item 4.   Purpose of Transaction  Purpose of Transaction.

      On January 14, 2000, Mark W. Jaindl sent a letter to the Corporate Secretary of the Company nominating Scott E. Buck and William E. Schantz, II to the Board of Directors of the Company. A copy of this letter is annexed as Exhibit A.

     The Reporting Persons each acquired their respective shares of the Company's Common Stock for the purpose of investment. The Reporting Persons are each evaluating, and expect to continue to evaluate, their respective perceptions of their investment's potential, the Company's business prospects and financial position, the price level of the Common Stock, and opportunities to acquire or dispose of Common Stock or realize trading profits. The Reporting Persons may in the future take such actions with respect to such holdings in the Company as each deems appropriate in light of the circumstances existing from time to time. In addition, the Reporting Persons, jointly or individually, may either dispose of any or all securities of the Company, or purchase additional Common Stock, in any manner permitted by applicable securities laws.

     The Reporting Persons believe that the per share value of the Company's Common Stock is not adequately reflected in the current market price of the Company's Common Stock and that the Company should consider taking steps to realize the inherent value of its franchise in a manner designed to maximize shareholder value, including a possible sale of the Company.

     As part of their continuing efforts to assess the value of its investment in the Company, the Reporting Persons may and have communicated with, among others, the Company's management, its Board of Directors, and other stockholders of the Company, in manners permitted by applicable securities laws. In addition, the Reporting Persons reserve the right to exercise any and all of their respective rights as stockholders of the Company in a manner consistent with their equity interests.

     In connection with the 2000 Annual Meeting of Stockholders of the Company, on October 21, 1999 Frederick
J. Jaindl nominated Mark W. Jaindl as a director for a three year term expiring 2003 and on January 14, 2000 Mark W. Jaindl nominated Scott E. Buck and William E. Schantz, II as directors for three year terms expiring 2003 (collectively, the "Nominees"). Mark W. Jaindl intends to commence solicitation of proxies in favor of the Nominees and in opposition of at least three nominees proposed by the Company as soon as is permitted by the rules of the Securities and Exchange Commission (the "Commission") and will file a preliminary proxy statement with the Commission pursuant to Regulation 14A of the Securities and Exchange Act of 1934, as amended. The Reporting Persons do not seek control of the Company.

     The Company is a savings and loan holding company and is subject to regulation by the Office of Thrift Supervision ("OTS"). The above-stated actions are unrelated to the OTS regulations. Specifically, the Reporting Persons are aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control". Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings associations board of directors and other conditions are met. If the Reporting Persons proceed with the course of action as outline above, the Reporting Persons intend to address these OTS requirements at the appropriate time. The Reporting Persons have no present plans to cross these numerical thresholds.

Item 5. Interest in Securities Interest in Securities of the Issuer.

      (a) Fred Jaindl, Mark Jaindl, the ZJTrust and the JJTrust own 13,948, 30,000, 7,000 and 3,600 shares respectively of common stock of the Company. In total, these 54,548 shares constitute approximately 9.99% of the 545,481 shares of Company common stock outstanding as of August 10, 1999.

      (b)  Fred  Jaindl, Mark Jaindl, the  ZJTrust  and  the
JJTrust have the sole voting and dispositive power of 13,948, 30,000, 7,000 and 3,600 shares respectively of common stock they hold.

     (c), (d), (e)  Not applicable

Item 6.     Contracts,   Arrangements,   Understandings   or
     Relationships With Respect to Securities of the Issuer.

     Not applicable.7n

Item 7.   Material to be File as Exhibits

     See attached

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 14, 2000

/s/ Frederick J. Jaindl
________________________________________
Signature
Frederick J. Jaindl

/s/ Mark W. Jaindl
________________________________________
Signature
Mark W. Jaindl












                          Exhibit A

                       Mark W. Jaindl
                      1964 Diehl Court
                     Allentown, PA 18104

                      January 14, 2000


 Via Fax and Federal Express
 Massachusetts Fincorp, Inc.
 70 Quincy Avenue
 P.O. Box 699226
 Quincy, Massachusetts  02269

 Att: Ruth Rogers, Corporate Secretary

 Dear Ms. Rogers:

 I, (hereinafter referred to as "Nominating Shareholder") hereby give notice that I am nominating Scott E. Buck and William E. Schantz, II ("Nominees") for election to the
 Massachusetts Fincorp, Inc. ("MAFN") Board of Directors at the next Annual Meeting of Shareholders.

 The  Nominating Shareholder and the Nominees feel strongly
 that  shareholder  representation  is  very  important  to
 corporate   governance,  and  to   the   maximization   of
 shareholder value. If a representative of MAFN desires to discuss the accomplishment of these goals, please contact the Nominating Shareholder.

 The  enclosed  material is being filed with  you,  as  the
 Secretary of MAFN, as required by Section 6(c) of the MAFN
 Bylaws.   In addition, if it is the opinion of  MAFN  that
 additional  information  is  required  relating   to   the
 nomination of Mark W. Jaindl, Scott E. Buck or William  E.
 Schantz, II, please notify me in writing, specifying what information is required.

 This letter is being signed by the Nominating Shareholder, to comply with the requirements of Section 6(c) of the MAFN Bylaws.

 If you have any questions concerning the above or require any additional information, please contact Nominating
 Shareholder at 610-366-1800.

 Very truly yours,

 /s/Mark W. Jaindl
 ____________________
 Mark W. Jaindl






 cc: Board of Directors



 Schedule  of Information Required by Section 6(C)  of  the
 Bylaws of Massachusetts Fincorp, Inc.

 (i)  Nominee name and address:

          Scott  E.  Buck                       William  E.
      Schantz, II
          7278  Lockhaven St.                   2850  Apple
      Valley Estates Drive
          Allentown, PA  18106                    Orefield,
PA 18069

 (ii) Nominating Shareholder name, address, and number of shares held:

          Mark W. Jaindl
          1964 Diehl Court
          Allentown, PA  18104
          # of common shares held as Record Holder:  30,000


Mark W. Jaindl

Mark W. Jaindl is 40 years old and was one of the founders of American Bank, a commercial bank located in Allentown, Pennsylvania. Mr. Jaindl has served as President and Chief Executive Officer of American Bank since October 1997 and as Vice Chairman since June 1997. Mr. Jaindl served as Chief Financial Officer of Jaindl Farms and Jaindl Land Company from May 1982 to October 1991 and again from May 1995 to October 1997. Jaindl Farms is engaged in diversified businesses, including the operation of a 12,000-acre turkey farm, a John Deere dealership, and a grain operation.
Jaindl Land Company is a developer of residential, commercial and industrial properties in eastern Pennsylvania. He served as Senior Vice President of Pure World, Inc. from June 1992 until May 1995 and as a director since October 1994. He was Senior Vice President of Pure World Botanicals, Inc. from December 1994 until May 1995 and a director of Pure World Botanicals, Inc. since December 1994. Pure World Botanicals is a wholly owned subsidiary of Pure World, Inc. and manufactures botanical extracts at its plant in South Hackensack NJ.

Scott E. Buck

Scott E. Buck is 35 years old and his address is 7278 Lockhaven Street, Allentown, PA 18106. He has his Bachelor of Science in Accounting from Albright College, Reading PA. He has his Master of Science in Taxation from Widener University School of Management, Chester, PA. Mr. Buck is a member of the Pennsylvania Institute of Certified Public Accountants and American Institute of Certified Public Accountants. Mr. Buck was a staff accountant with Kuhn, Buck and Block, CPA's from May 1986 to December 1989. He was a partner with Kuhn, Buck, and Block, CPA's from January 1990 to April 1992. Mr. Buck has been a partner with Buck, Zyskowski and Buck, CPA's from April 1992 to present.

William E. Schantz

William E. Schantz, II is 36 years old and his address is 2850 Apple Valley Estates Drive, Orefield, PA. Mr. Schantz has been employed as an insurance broker and registered representative with The MONY Group and MONY Securities Corporation since February 1988. Mr. Shantz graduated with a BA degree from Lehigh University in 1986 and has a Chartered Financial Consultant designation from The American College located in Bryn Mawr, Pennsylvania. Mr. Schantz has served on the board of the Allentown YMCA and as a trustee of The Swain School in Allentown, PA.






Additional Information

     (a) Scott E. Buck's ("Buck") principal business address is 1020 S. Cedar Crest Blvd. Allentown, PA 18103. William E.Schantz, II's ("Schantz") principal business address is 5100 Tilghman Street Suite 200 Allentown, PA 18104.

     (b)  Buck's present principal occupation is as a partner of
        Buck, Zyskowski and Buck, CPA.   Schantz's present principal
        occupation is as a sales associate of MONY Group.

     (c) During the past five years neither Buck, nor Schantz have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (d) During the past five years neither Buck, nor Schantz have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (e)  Buck and Schantz are U.S. citizens.































 AFFIDAVIT



 I, Scott E. Buck, consent to be named in the proxy statement as a nominee and to serve as a director, if elected, at the next Annual Meeting of Massachusetts
 Fincorp, Inc..



 s/s Scott E. Buck
 ______________________
 Scott E. Buck

 Sworn to before me
 This 14th day of January, 2000


 /s/ Sandra J. Moyer
 ______________________
 Sandra J. Moyer

 A Notary Public of Pennsylvania
 My Commission Expires June 8, 2002
































 AFFIDAVIT




 I, William E. Schantz, II, consent to be named in the proxy statement as a nominee and to serve as a director, if elected, at the next Annual Meeting of Massachusetts
 Fincorp, Inc..



 s/s William E. Schantz, II
 ______________________
 William E. Schantz, II

 Sworn to before me
 This 14th day of January, 2000


 /s/ Sandra J. Moyer
 ______________________
 Sandra J. Moyer

 A Notary Public of Pennsylvania
 My Commission Expires June 8, 2002